SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

13 May 2021

Update on the appointment of Chua Sock Koong, Ming Lu and Jeanette Wong

Further to the announcement made on 30 April 2021, Prudential plc ("Prudential") announces that on 12 May 2021, Chua Sock Koong, Ming Lu and Jeanette Wong were appointed to the Board as non-executive directors and to each of the following Board Committees:

-           Chua Sock Koong has joined the Audit Committee and Remuneration Committee;
-           Ming Lu has joined the Risk Committee and Nomination & Governance Committee; and
-           Jeanette Wong has joined the Audit Committee and Risk Committee.

As per the Notice of Meeting published on 12 April 2021, shareholders will be asked to vote on the election of Chua Sock Koong, Ming Lu and Jeanette Wong to the Board at the Annual General Meeting, which will be broadcast from Prudential's offices at 1 Angel Court, London, EC2R 7AG at 11.00am (UK time) (6.00pm Hong Kong/Singapore time) today, Thursday 13 May 2021. A copy of the Notice of Meeting is available to view on the Group's website at www.prudentialplc.com. A copy of the Notice of Meeting and proxy card is available for inspection at www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism. Printed copies of the Notice of Meeting have also be posted to those shareholders who have requested to receive a hard copy.

For more information regarding our new non-executive directors, please refer to the announcements made on 4 February 2021 and 18 March 2021 and the Notice of Meeting.

Contacts

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Note to Editors

Effective from 12 May 2021, each of the new directors also joined the board of Prudential Corporation Asia Limited, a wholly-owned subsidiary of Prudential.

Remuneration
Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

The annual fee for Ms Chua, Mr Lu and Ms Wong at appointment as non-executive directors will consist of a basic fee of £99,000 each. Ms Chua will receive additional fees of £30,000 per annum for membership of each of the Audit Committee and Remuneration Committee. Mr Lu will receive additional fees of £30,000 per annum for membership of the Risk Committee and £15,000 per annum for membership of the Nomination & Governance Committee. Ms Wong will receive additional fees of £30,000 per annum for membership of each of the Audit Committee and Risk Committee.

Regulatory disclosures
Save as disclosed above and in the announcements made on 4 February 2021 and 18 March 2021 and the Notice of Meeting, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance and retirement and asset management solutions. Prudential plc has 17 million life customers in its Asia and Africa businesses and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 May 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary